                                                                  EXHIBIT 12

                              WesBanco, Inc.
      Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                       (Dollar amounts in thousands)



                                      For the years ended December 31,
                                ---------------------------------------------
                                   1997     1996     1995     1994    1993
                                   ----     ----     ----     ----    ----
Net income                       $22,274  $21,161  $20,304  $17,892  $19,718
Provision for income taxes         8,157    8,344    7,656    6,283    7,070
                                 -------  -------  -------  -------  -------
Earnings before provision for
  income taxes                    30,431   29,505   27,960   24,175   26,788
                                 -------  -------  -------  -------  -------

Preferred stock dividend
  requirements                       ---      ---      164      183      184

Ratio of pretax income to net
  income                            1.37%    1.39%    1.38%    1.35%    1.36%
                                 -------  -------  -------  -------  -------

Preferred dividend factor        $     0  $     0  $   226  $   247  $   250

Ratio of pretax net income to
  preferred dividends                  0%       0%   123.8%    97.8%   107.2%
                                 ========  =======  =======  =======  =======


WesBanco has no fixed charges as defined by Regulation S-K Item 503-Summary;
  Risk Factors; Ratio of Earnings to Fixed Charges.